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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.        )*

Tully's Coffee Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

899432108
(CUSIP Number)

Stuart C. Campbell
Davis Wright Tremaine LLP
1501 Fourth Avenue, Suite 2600
Seattle, WA 98101-1688
(206) 628-7685
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) KEITH W. McCAW

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) N/A (a) (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION WASHINGTON, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER:	4,492,885(1)

		8	SHARED VOTING POWER:	0

		9	SOLE DISPOSITIVE POWER:	4,492,885(1)

		10	SHARED DISPOSITIVE POWER:	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,492,885(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 21.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

ITEM 1.	SECURITY AND ISSUER
Title of Securities:	Common Shares
Name of Issuer:	Tully's Coffee Corporation
Address of Issuer:	3100 Airport Way South Seattle, WA 98134
ITEM 2.	IDENTITY AND BACKGROUND
(a)	Name: Keith W. McCaw
(b)	Address: c/o MIG Corporation, 1200 Westlake Avenue North, #1000, Seattle, WA 98109
(c)	Employment: Self-employed managing his personal investments.
(d)	Criminal convictions in the last five years: None
(e)	Civil judgments or orders in the last five years: None
(f)	Citizenship: United States of America
ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The reporting person purchased a Convertible Promissory Note from the issuer in December 2000 using $3,000,000 of personal funds. Warrants to purchase Series A Preferred Stock were issued in connection with this purchase. Options to purchase common stock were granted to the reporting person for his attendance at board meetings.
ITEM 4.	PURPOSE OF TRANSACTION
The reporting person purchased all of the shares for investment purposes. The reporting person has not exercised any of his options or warrants, nor has he converted any convertible securities.
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
(a)	Amount of securities beneficially owned: 4,492,885(1)

(1)
As reported in the Schedule 14A filed by the Issuer on November 21, 2001. Includes an aggregate of 1,249,550 shares of Common Stock that Mr. McCaw has the right to acquire pursuant to options and warrants which are immediately exercisable and 3,200,000 shares of Series A Preferred Stock. Assumes the conversion of a promissory note held by an affiliate of Mr. McCaw into 1,200,000 shares of Series A Preferred Stock at a conversion price of $2.50 per share as of November 21, 2001.

Percent of securities beneficially owned: 21.6%
(b)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 4,492,885(1)
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 4,492,885(1)
(iv) Shared power to dispose or to direct the disposition of: 0
(c)	Securities transactions effected by the reporting person during the past 60 days: None
(d)	Other persons with the right to receive or the power to direct dividends or proceeds from the securities: None
(e)	The date on which the reporting person ceased to be the beneficial owner of more then 5% of the class of securities: None
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
None
ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS
None

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 6, 2002

/s/ KEITH W. MCCAW Keith W. McCaw